
June 9, 2022

<u>VIA E-MAIL</u>

Paul M. Miller, Esq.
Seward & Kissel, LLP
901 K Street, NW
Washington, DC 20001

      Re: AB Active ETF Trusts, Inc.
             <u>File Nos. 333-263818 and 811-23799</u>

Dear Mr. Miller:

      On May 10, AB Active ETF Trusts, Inc. (the "Trust") filed a registration statement on Form N-1A under the Securities Act of 1933 (the "Securities Act") and the Investment Company Act of 1940 (the "1940 Act") to offer shares of AB Ultra Short Income ETF and AB Tax-Aware Short Duration ETF (each a "Fund" and together, the "Funds"). We have reviewed the registration statement and provide our comments below. Where a comment is made in one location, it applies to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not defined herein have the meaning given to them in the Registration Statement.

General

1.   We note that portions of the registration statement are incomplete. Please ensure that the fee table, hypothetical expense examples, references to the auditor, auditor's consent, and seed financial statements are provided in an amendment as a full financial review must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

2.   Please supplementally explain if you have submitted, or expect to submit, any exemptive application other than the Application, or no-action request in connection with the registration statement.

3.   The staff reminds the fund that pursuant to rule 12d1-4, executed fund of funds investment agreements between an acquiring fund and any acquired funds must be filed as an exhibit to the registration statement since under rule 12d1-4, the Commission has deemed these agreements to be material contracts. *See,* Adopting Release (https://www.sec.gov/rules/final/2020/33-10871.pdf).

<u>AB Ultra Short Income ETF</u>

Summary Prospectus

<u>Fee Table, p. 4</u>

4. Please revise the narrative before the fee table to bold the second sentence ("You may be required to pay..."). *See* Item 3, Form N-1A.

5. At least one week before anticipated effectiveness, please provide the staff with a completed fee table and expense example for our review. In addition, if any fee waivers are reflected in the table, please confirm that any related expense limitation agreement will continue for at least one year from effectiveness.

6. Please supplementally confirm that the fund excludes any fees charged for the purchase and redemption of creation units from the table.

7. To the extent that the fund intends to invest in shares of other investment companies, please include an estimate of the expenses that the fund will pay indirectly through such investments in an AFFE caption in the fee tables.

<u>Principal Investment Strategies, p. 4</u>

8. In the first paragraph, please clarify that the fund is an actively-managed ETF. Please make the same change for the AB Tax-Aware Short Income ETF.

9. In the first paragraph, in the third sentence, please clarify what is meant by "very short durations."

10. In the first paragraph, in the fourth sentence, please note that the AB Government Money Market Portfolio is an affiliated fund.

11. Please revise the last sentence of the first paragraph to clarify that the fund will invest in foreign securities and include any exposure targets for such securities.

12. Where appropriate, please state that the Adviser intends to engage in active portfolio trading as suggested by the disclosure under "Portfolio Turnover" and "Active Trading Risk."

13. Please explain the concept of duration and include a brief example in the prospectus. For example, "duration is a measure of the price sensitivity of a debt security or portfolio of debt securities to relative changes in interest rates and a duration of 'three' means that a security's price would be expected to decrease by approximately 3% with a 1% increase

in interest rates." Please make this same change to the AB Tax-Aware Short Duration Fund as well.

14. We note that risk factors such as credit risk suggest that the fund will invest in derivatives. Please clarify whether the fund will invest principally in derivatives, and if so, please briefly identify the types of instruments that may be part of the principal investment strategy.

Principal Risks, p. 5

15. Given the fund's investment in the AB Government Money Market Portfolio, please add a risk factor related to investing in other investment companies. The risk factor should also disclose any conflicts associated with investing in an affiliated fund.

16. We note that illiquid securities risk is identified as a principal risk but there is no corresponding discussion of illiquid investments in the principal investment strategy section. Please ensure that any principal risks correspond to identified principal strategies.

17. Please consider renaming "Foreign (Non-U.S.) Risk" to reflect that it relates to the fund's investments in foreign securities.

18. Please revise the risk related to ETF Share Price and Net Asset Value to highlight that market volatility could lead to wider bid/ask spreads.

19. Since the fund may invest in securities of foreign governments, please add disclosure addressing sovereign debt risk.

20. Please address whether extension or prepayment risks are principal risks of the fund and the AB Tax-Aware Short Duration ETF.

21. We note inflation risk is identified as a principal investment risk of the AB Tax-Aware Short Duration ETF. Please clarify whether it is a risk of this fund as well.

Bar Chart and Performance Information, p. 6

22. Supplementally, identify the broad based market index against which the fund intends to measure its performance. *See* Instruction 5 to Item 27(b)(7) of Form N-1A. Please also identify the benchmark index for the AB Tax-Aware Short Duration ETF.

Purchase and Sale of Fund Shares, p. 6

23. Please supplementally confirm that the fund and the AB Tax-Aware Short Duration ETF intend to primarily create and redeem shares in-kind rather than in cash as is common for fixed-income ETFs.

<u>AB Tax-Aware Short Duration ETF</u>

Summary Prospectus

<u>Principal Investment Strategies, pp. 7-8</u>

24.   If the fund's 80% policy will be fundamental, please disclose.

25.   On page 6, you state that the fund may invest in forward commitments, zero-coupon municipal securities and variable, floating and inverse floating-rate municipal securities. Please briefly describe each of these investments in plain English and add corresponding risk factor disclosure.

26.   Please clarify whether there are any limits on the amount of junk bonds that may be held by the fund. Please also clarify whether certain of the municipal securities in the fund's portfolio will be rated below investment grade as well as instruments that fall outside the fund's 80% policy.

27.   In the last paragraph, please explain how the fund intends to use options, futures contracts, and forwards to execute its strategy. We note only swaps are discussed in any detail.

28.   Where appropriate, please discuss whether a fund will continue to hold a portfolio security if it is no longer tax exempt.

<u>Principal Risks, pp. 8-9</u>

     <u>Municipal Market Risk, p. 8</u>

29.   Please combine the second paragraph ("Congress has previously …") with "Tax Risk.".

30.   If investments in Puerto Rico will be principal investments of the fund as suggested by the risk factor, please disclose these investments in the principal investment strategies section. In addition, please add a separate risk factor for Puerto Rican municipal securities given the territory's recent financial history.

     <u>Interest Rate Risk, p. 9</u>

31.   Please consider revising this risk factor to reflect recent increases in interest rates by the Federal Reserve Bank.

        <u>Leverage Risk, p. 9</u>

32.   Please clarify whether the leverage risk discussed addresses leverage through derivatives. If the leverage risk relates to borrowing, please disclose the relevant leveraging strategy in the principal strategy section.

        <u>Derivatives Risk, p. 9</u>

33.   Principal risks related to derivatives should be tailored to those instruments that are identified as part of the fund's principal strategy. In addition, we note that certain derivatives are described as principal investments in the statutory prospectus but not in the summary prospectus. Please briefly identify all derivatives that are part of the principal strategy and any accompanying risks in the summary prospectus.

Statutory prospectus

<u>Additional Information about the Funds' Strategies, Risks and Investments, pp. 11-16</u>

34.   Please reorganize this section so that principal strategies and investments are presented together, along with corresponding risks. Consider moving "Special Risks of Exchange-Traded Shares" after a discussion of the funds' principal investment strategies and investment practices. Please also clarify which of these strategies and risks apply to one or both funds.

35.   The discussion of instruments that the funds may invest in on pages 15-22 include those that may be principal such as investments in municipal bonds and other investment companies and others that are clearly not such as depositary receipts which are equity securities. Please only include principal strategies and risks of the funds in the section below or otherwise clearly indicate those strategies and risks that are principal or not principal. For strategies and risks that are not principal, please consider moving to the SAI so as not to obscure principal strategies and risks.

36.   Please disclose any policy to concentrate and any temporary defensive positions a fund may take.

37.   Each *principal* investment strategy and related risk discussed in Item 9 should be briefly identified in the Item 4 disclosure. We note a number of investment types such as reverse repurchase agreements, rights and warrants, short sales, standby commitments, loan participations, illiquid securities, and others are discussed in Item 9 but not Item 4.

38.   The ETF operational risk disclosure suggests both funds will invest in foreign securities. Please describe these investments in greater detail, and with respect to the AB Tax Aware Short Duration ETF, please clarify whether foreign investments will be limited to 20% of the fund's net assets.

ESG Integration, p. 12

39.   Please briefly identify examples of ESG criteria that a fund considers and disclose, if accurate, that an investment could be made in a company that scores poorly on ESG if it scores strongly on other non-ESG factors that are considered. Add corresponding risk disclosure or supplementally explain why it is not necessary.

Convertible Securities, p. 15

40.   We note that the funds may invest in convertible securities. If a fund invests or expects to invest in contingent convertible securities ("CoCos"), the fund should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the fund invests in CoCos, and the characteristics of the CoCos, (e.g., the credit quality, the conversion triggers). If CoCos are or will be a principal type of investment, the fund should provide a description of them and should provide appropriate risk disclosure.

Depositary Receipts and Securities of Supranational Entities, p. 15

41.   Please separate out depositary receipts from securities of supranational entities.

Forward Commitments, p. 15

42.   We note TBAs may be a principal investment of the AB Ultra Short Duration ETF. If so, please briefly identify the principal investment in the Item 4 disclosure and include related risk disclosure.

Investments in Other Exchange Traded Funds and Other Investment Companies, p. 16

43.   AB Government Money Market Portfolio is only mentioned as a potential investment in the summary prospectus of the AB Short Income ETF. Please define the term "Money Market Portfolio" in the summary prospectus. If the AB Tax-Aware Short Duration ETF will also invest in the Money Market Portfolio as a principal strategy, please revise the Item 4 disclosure for the fund accordingly.

44.   The percentage limitation discussed in Item 9 is not mentioned in either funds' prospectus summary; please add it if it applies to either or both funds.

LIBOR Transition and Associated Risk, p. 17

45.   Please consider combining this disclosure with the earlier discussion of LIBOR in "Other Derivatives and Strategies" on page 14 to avoid duplicative disclosure.

Loan Participations and Assignments, p. 17

46.   We note that loan participations and assignments are not identified as principal investments in the Item 4 disclosure. If principal, please add to the summary disclosure along with relevant risk disclosure. Additionally, please disclose that it may take longer than 7 days for transactions in leveraged loans to settle, which means it could take the fund significant time to get its money after selling its investment. Please also address how the fund intends to meet short-term liquidity needs which may arise as a result of this lengthy settlement period.

Municipal Securities, p. 18

47.   Please include the discussion of concentration that appears here in the summary prospectus for the AB Tax-Aware Short Duration ETF.

Additional Risks and Other Considerations, pp. 22-25

48.   As noted above, please clarify whether these risks are non-principal and if so, please move them so they appear with other non-principal risks or move to the SAI.

Statement of Additional Information

Payment In-Kind Bonds, p. 46

49.   Please revise to include the following:

   a. The higher yields and interest rates on OID and PIK securities reflects the payment deferral and increased credit risk associated with such instruments and that such investments may represent a significantly higher credit risk than coupon loans;

   b. OID and PIK securities may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral;

   c. OID instruments generally represent a significantly higher credit risk than coupon loans;

   d. PIK interest has the effect of generating investment income and increasing the incentive fees payable at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate; and

e. OID and PIK securities create the risk that incentive fees will be paid to the investment adviser based on non-cash accruals that ultimately may not be realized, but the investment adviser will be under no obligation to reimburse the fund for these fees.

Fundamental Investment Policies, pp. 60-61

50.   We note clause (a) refers to the Investment Company Act, rules thereunder, and other measures. Please add an explanation after the enumerated list of policies to explain how an "industry" is currently defined.

Board of Directors, pp. 65-70

51.   Please revise the table to include only the information required by Item 17(a). For the principal occupations, please note information is required only for the past 5 years.

Experience, Skills, Attributes and Qualifications of the Funds' Directors, pp. 72-73

52.   Please limit the discussion to what is required by Item 17. We note many of the qualifications of the funds' directors' repeat information provided in the table above.

Acceptance of Creation Orders, p. 95

53.   Please delete the statement that the Fund reserves the "absolute" right to reject or suspend creations, including if "(d) the acceptance of the basket would have certain adverse tax consequences; and (f) the acceptance of the basket would otherwise, in the discretion of the Fund, have an adverse effect on the Fund or the rights of the Fund's Beneficial Owners …." The staff recognizes that the disclosure in question may be derived from statements related to prior exemptive relief obtained by ETFs. However, in connection with the recent proposal and adoption of rule 6c-11, the Commission stated its belief that "an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF's portfolio holdings are traded are closed for a limited period of time." See "Exchange- Traded Funds," Release No. 33-10515, at pp.67-68 (June 28, 2018). In adopting the rule, the Commission further noted that "[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF's approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11." See "Exchange- Traded Funds," Release No. 33-10695, at p.59 (Sep. 25, 2019). While the staff recognizes that in certain limited circumstances, ETFs may have a sound basis for rejecting individual creation orders, the staff believes that the disclosure in question is sufficiently broad to run counter to the Commission's

position to the extent the rejection of orders would effectively result in the suspension of creations.

General Information, p. 121-123

54.   Please review this section and for clarity, combine any duplicative information with general information at the beginning of SAI (*e.g.*, description of the funds, custodian, and principal underwriter).

Part C: Other Information

Item 28: Exhibits

55.   Please file finalized exhibits once they are available.

Item 35: Undertakings

56.   Please add the indemnification undertaking since the registrant will be requesting acceleration of effectiveness. *See* Securities Act Rule 484.

*   *   *

Responses to this letter should be made in a letter to me filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Fund and its underwriter must request acceleration of the effective date of the registration statement.

In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please feel free to contact me at (202) 551-6870.

Sincerely,

/s/ Jaea Hahn

Jaea Hahn
Senior Counsel

cc: Andrea Ottomanelli Magovern, Assistant Director
        Sumeera Younis, Branch Chief
        Catalina Jaime, Accounting Branch Chief
        Tony Burak, Accounting Reviewer